**ZELMAN PARTNERS, LLC**
**Statement of Financial Condition**
**December 31, 2025**

**Zelman Partners, LLC**
**TABLE OF CONTENTS**
**December 31, 2025**

PUBLIC


**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549


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**ANNUAL REPORTS**
**FORM X-17A-5**
**PART III**


| SEC FILE NUMBER |
| --- |
| 8-67713 |


**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**


FILING FOR THE PERIOD BEGINNING _____01/01/25_____ AND ENDING _____12/31/25_____
                                                        MM/DD/YY                                                    MM/DD/YY

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**A. REGISTRANT IDENTIFICATION**


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NAME OF FIRM: ___ZELMAN PARTNERS LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

27101 E OVIATT ROAD, SUITE 14
_____
                                                        (No. and Street)

| BAY VILLAGE | OH | 44140 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| STEPHEN H. WANK | 212-993-5844 | STEVE@ZELMANASSOCIATES.COM |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

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**B. ACCOUNTANT IDENTIFICATION**


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INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SANVILLE & COMPANY
_____
                                        (Name – if individual, state last, first, and middle name)

| 2617 HUNTINGDON PIKE | HUNTINGDON VALLEY | PA | 19006 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| SEPTEMBER 18, 2003 | 169 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |


**FOR OFFICIAL USE ONLY**


* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, STEPHEN H. WANK, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ZELMAN PARTNERS LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL STATE OF OHIO

Melanie Ann Dresch
Attorney at Law
Notary Public, State of Ohio
My Commission Has No Expiration Date
Sec 147.03 O.R.C.

Signature: [signature]

Title: PRINCIPAL FINANCIAL OFFICER

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**PUBLIC**



Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member and
Those Charged With Governance of
Zelman Partners, LLC

**Opinion on the Financial Statement**
We have audited the accompanying statement of financial condition of Zelman Partners, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*sanville and company*

We have served as Zelman Partners, LLC's auditor since 2013.
Huntingdon Valley, Pennsylvania
February 17, 2026

**ZELMAN PARTNERS, LLC**

**Statement of Financial Condition**

**December 31, 2025**

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**Assets**

| | |
|---|---:|
| Cash | $ 7,103,063 |
| Commissions receivable | 4,978 |
| Accounts receivable | 60,842 |
| Prepaid expenses | 1,855,699 |
| | |
| Total assets | $ 9,024,582 |

**Liabilities and Member's Equity**

| | |
|---|---:|
| Liabilities | |
| Due to parent | $ 301,473 |
| Accrued expenses | 2,616,677 |
| | |
| Total liabilities | 2,918,150 |
| | |
| Member's equity | 6,106,432 |
| | |
| Total liabilities and member's equity | $ 9,024,582 |

The accompanying notes are an integral part of the financial statement.

## 1. Organization

Zelman Partners, LLC (the Company), a wholly owned subsidiary of WDIB, LLC (the Parent), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and various states, including the state of Ohio, one territory, and one district. The Company is a member of one self-regulatory organization, the Financial Industry Regulatory Authority (FINRA).

The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

## 2. Summary of Significant Accounting Policies

*The following are the significant accounting policies followed by the Company:*

*Nature of Business* – The Company and the Parent are in the business of providing independent equity research. The Company is engaged in a single line of business as securities broker dealer, which comprises several classes of services, including investment banking and distribution of investment and strategic research.

The Company and the Parent receive soft dollar and hard dollar payments from their customers or soft dollar brokers, in which the customer will buy research data based on a subscription agreement. The soft dollar and hard dollar revenue is recognized in accordance with the subscription agreement.

The Parent and the Company have a distribution agreement wherein the Parent produces the research and the Company distributes the research to clients who pay via trading commissions.

For investment banking services that are contingent fee based services, revenue is recorded upon the closing of the transaction. For investment banking services that are related to an offering, revenue is earned and recorded when the related offering is closed, net of estimated related expense. Investment banking revenue includes sales concessions, which are recorded on the trade date.

*Cash* – The Company includes as cash amounts invested in money market funds.

At times during the year, the Company's cash accounts which are held at one bank, exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

## 2. Summary of Significant Accounting Policies (Continued)

*Revenue Recognition* - In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606"), revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Under ASC 606, the Company's advisory fees from investment banking engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction.

*Receivables and Credit Policies* - The carrying amount of commissions and accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts greater than 30 days that are not believed to be collectible. In the opinion of management, at December 31, 2025, all commissions were considered collectible and no allowance was necessary.

*Prepaid Expenses* – At December 31, 2025, the Company had $22,684 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay regulatory fees, which is included in prepaid expenses.

The Company is amortizing three retention bonuses using the straight-line method over varying periods of twelve months and thirty-six months. Each retention bonus was paid in one installment. At December 31, 2025, the book value of the retention bonus was $1,824,722, which is included in prepaid expenses. During 2025, the Company recognized $769,615 of retention bonus expense.

| | |
|---|---:|
| Installment payment – March 2025 | $ 2,500,000 |
| Installment payment – August 2025 | 15,000 |
| Installment payment – December 2025 | 10,000 |
| | $ 2,525,000 |

## 2.    Summary of Significant Accounting Policies (Continued)

*Income Taxes* – The Company is a single member limited liability company and therefore, is a disregarded entity for the Internal Revenue Service's filing requirements.  The Company files as part of a consolidated income tax return which includes the activity of the Parent.  The Parent has elected to be treated as a partnership as defined in the Internal Revenue Code.  Any state and local income taxes are accrued by the Parent and allocated to the Company according to the terms of the expense sharing agreement.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP).  As of, and during the year ended December 31, 2025, the Company did not have a liability for unrecognized tax benefits.  The Company is no longer subject to examination by federal and state taxing authorities prior to 2022.

*Commissions* – Commissions, brokerage, and related clearing expenses are recorded on a trade date basis as securities transactions occur.

*Concentration of Credit Risk* – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions.  In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.  The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.  It is the Company's policy to review, as necessary, the credit standing of each counterparty.

*Use of estimates* – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results may differ from those estimates and assumptions.

*Subsequent events* – Management has evaluated the impact of all subsequent events through the date the financial statements were available to be issued and has determined that no additional subsequent events require disclosure in these financial statements.

## 3.    Related Parties

The Company has an expense sharing agreement (the Agreement) where the Parent is responsible for the payment of all day-to-day operational expenses and is reimbursed on a monthly basis by the Company for the actual share of the expenses.

At December 31, 2025, the due to Parent liability was $301,473 of which $242,068 related to expenses under the Agreement.

The Company has engagement letters in place with various affiliated entities to act as a private placement agent in accordance with the offering of limited partnership interests to various investors.

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### 4. Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The Company has identified its Chief Financial Officer as the Chief Operating Decision Maker as specified in the ASU 2023-07. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment.

### 5. Commitments and Contingencies

As of December 31, 2025, the Company is not aware of any commitments, contingencies or guarantees that might result in a loss or any future obligation.

### 6. Net Capital Provision Rule 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i), and 15c3-1(a)(2)(iii) as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $4,184,913, which was $3,990,370 in excess of its required net capital of $194,543.

In addition to the minimum capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2025, the ratio was 0.70 to 1.

### 7. Exemption from Rule 15c3-3

The Company's activities are either considered exempt under 15c3-3(k)(2)(ii) or are activities considered to be conducted by a "Non-Covered Firm" based on footnote 74 to SEC Release 34-70073.